Exhibit 99.2

Management's Discussion and Analysis

For the three and nine months ended September 30, 2026

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated October 28, 2026 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and nine months ended September 30, 2026. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the third quarter of 2026.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections in this MD&A titled "Managing Risk", "Forward-Looking Statements and Information" and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025, the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024, our Annual Information Form for the year ended December 31, 2025 (our "AIF"), and news releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, free cash flow, free cash flow excluding Skouries and McIlvenna Bay, and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provide investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Pounds ("M lb"); Million Tonnes ("Mt"); Tonnes ("t"); Kilo Tonnes ("kt"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("Euribor").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. C$ refers to Canadian dollars. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
About Eldorado Gold
Eldorado Gold is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Turkiye, and Greece. We operate six mines: the Lamaque Complex in Quebec, Canada ("Lamaque"), McIlvenna Bay in Saskatchewan, Canada, Skouries and Olympias in northern Greece, and Kisladag and Efemcukuru located in western Turkiye. Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
	2026	2025	2026	2025
Revenue	$511.9	$434.7	$1,531.7	$1,241.7
Gold produced (oz)	106,351	115,190	311,325	364,852
Gold sold (oz)	107,164	116,529	310,474	364,281
Average realized gold price ($/oz sold) (2)	$4,326	$3,527	$4,527	$3,245
Production costs	199.8	164.1	572.8	474.6
Total cash costs ($/oz sold) (2,3)	1,415	1,195	1,438	1,134
All-in sustaining costs ($/oz sold) (2,3)	2,050	1,679	1,974	1,583
Net earnings for the period (1)	118.0	56.0	427.2	266.4
Net earnings per share – basic ($/share) (1)	0.45	0.28	1.80	1.31
Net earnings per share – diluted ($/share) (1)	0.45	0.27	1.78	1.29
Net earnings for the period continuing operations (1,4)	118.0	56.5	427.2	267.5
Net earnings per share continuing operations – basic ($/share) (1,4)	0.45	0.28	1.80	1.31
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.45	0.28	1.78	1.30
Adjusted net earnings (1,2,4)	127.0	82.3	451.9	228.8
Adjusted net earnings per share - basic ($/share) (1,2,4)	0.49	0.41	1.91	1.12
Net cash generated from operating activities (4)	134.8	170.2	425.7	458.8
Cash flow from operating activities before changes in working capital (2,4)	248.8	183.5	539.0	522.0
Free cash flow (2,4)	(191.1)	(87.4)	(654.3)	(178.4)
Free cash flow excluding Skouries and McIlvenna Bay (2,4,5)	98.3	76.9	202.1	206.3
Cash and cash equivalents (4)	396.8	1,043.9	396.8	1,043.9
Restricted cash - current (6)	71.9	—	71.9	—
Total assets	10,616.9	6,485.4	10,616.9	6,485.4
Debt	1,985.4	1,258.5	1,985.4	1,258.5
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Includes costs allocated to by-products.
(4)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(5)Amounts presented add back cash-basis capital expenditure on the Skouries mine in the respective periods and the McIlvenna Bay mine only in 2026.
(6)In accordance with the requirements of the Skouries Term Facility (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"), the Company deposited an amount of €63.3 million ($71.9 million) which is equal to at least 50% of the aggregate repayment installments, fees, interest, financing costs and charges of the Term Facility for the next 12 months, into a Debt Service Reserve Account.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Key Business Developments
Acquisition of Foran Mining Corporation
On April 14, 2026, the Company completed the acquisition of Foran (the “Foran Acquisition”), whereby the Company acquired 100% of the issued and outstanding common shares of Foran based on an exchange ratio of 0.1128 Eldorado common shares and C$0.01 in cash for each Foran common share (the “Exchange Ratio”) pursuant to a Plan of Arrangement. The principal property acquired by the Company in the Foran Acquisition was the McIlvenna Bay Project in Saskatchewan, Canada.
First production of copper and zinc concentrate was achieved in June 2026 and July 2026 respectively. Commercial production is expected in late Q4 2026. See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Skouries Mine Update
First production of the copper-gold concentrate was achieved on September 8, 2026 and commercial production is expected in late Q4 2026. See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Normal Course Issuer Bid
Eldorado renewed its normal course issuer bid ("NCIB") in July 2026. In 2026, the Company repurchased and cancelled 2,419,992 common shares at an average price of $34.67 per common share for a total of $83.9 million.
Dividend Program
In January 2026, the Company announced the initiation of a dividend program. The dividend program provides for the payment of a regular quarterly dividend per common share of the Company (“common share”). On July 30, 2026, the Company declared a third quarter dividend of $0.075 per common share, paid on September 15, 2026, to shareholders of record at close of business on September 1, 2026.
On October 28, 2026, the Company declared a fourth quarter dividend of $0.075 per common share, payable on December 15, 2026 to shareholders of record at the close of business on December 1, 2026.
Senior Secured Credit Facility
On August 12, 2026, the Company amended the Senior Secured Credit Facility ("Credit Facility"), increasing total availability from $450 million to $600 million, extending the maturity to March 1, 2029, and enhancing financial flexibility through improved pricing and covenant terms. The Credit Facility also includes an accordion feature of up to $100 million, subject to lender approval.
Executive Leadership and Board Changes
George Burns retired as Chief Executive Officer of Eldorado Gold, effective September 30, 2026. Following his retirement from management, Mr. Burns will remain on the Company’s Board of Directors.
Christian Milau assumed the role of President and Chief Executive Officer and joined the Board of Directors, effective September 30, 2026.
Paul Ferneyhough’s role expanded to Executive Vice President, Strategy and Chief Financial Officer, effective September 30, 2026.
Carissa Browning stepped down from the Board of Directors effective September 4, 2026.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
2026 Outlook
Production Guidance
Based on year-to-date performance through the third quarter, Eldorado has revised its 2026 production outlook for its operating assets, excluding Skouries and McIlvenna Bay, to 410,000 to 430,000 ounces of gold, compared with original guidance of 430,000 to 490,000 ounces. The revised 2026 production outlook, including Skouries and McIlvenna Bay, is 425,000 to 475,000 ounces of gold, compared with original guidance of 495,000 to 600,000 ounces. Strong performance at Lamaque, supported by increasing contributions from high-grade Ormaque ore, is partially offsetting lower expected production at Kisladag and Olympias as well as the impact of a slower than expected ramp-up at Skouries.
•Lamaque – Strong operating execution and increasing contributions from high-grade Ormaque ore continue to support strong production performance. Ormaque is becoming an increasingly important source of high-grade ore for Lamaque.
•Kisladag – Lower production for 2026 primarily reflects lower-grade ore associated with the current mining sequence and slower than planned mining progress during the third quarter, which delayed access to higher-grade material. Higher-grade material is now being stacked on the North Heap Leach Pad; however, given the approximately 300-day leach cycle, the associated production benefit is expected toward the end of the fourth quarter and into 2027.
•Olympias – Lower production for 2026 primarily reflects the timing of the 650 ktpa expansion, which reduces expected fourth-quarter throughput and production. The targeted 650 ktpa nameplate throughput rate is expected to be achieved in the first half of 2027. In addition, material with elevated lead and zinc content that was expected to be processed during the third quarter was instead stockpiled. This material is expected to be introduced through a controlled blending program during the fourth quarter to maintain stable plant performance and optimize recoveries.
•Skouries – Gold production guidance for 2026 has been revised to 10,000 to 35,000 ounces, compared with prior guidance of 60,000 to 100,000 ounces, reflecting a slower-than-expected ramp-up. The revision reflects the timing of the ramp-up and does not change the Company’s expectations for Skouries’ longer-term design capacity with commercial production expected in late Q4 2026.
•McIlvenna Bay – Gold production continues to track within the 5,000 to 10,000 ounce guidance range for 2026. Commercial production is expected in late Q4 2026.
Base metal production ranges, including Skouries and McIlvenna Bay, have also been revised primarily reflecting the slower-than-expected ramp-up at Skouries, and lower production at Olympias:
•Copper production: 10 to 25 million pounds (previously 20 to 40 million pounds)
•Silver production: 1.2 to 1.5 million ounces (previously 1.55 to 1.75 million ounces)
•Lead production: 11 to 14 thousand tonnes (previously 15 to 18 thousand tonnes)
•Zinc production: 14 to 20 thousand tonnes (previously 16 to 19 thousand tonnes)
Cost Guidance
Consolidated total cash cost guidance for operating assets, excluding Skouries and McIlvenna Bay, has been revised to $1,400 to $1,500 per ounce sold, compared with original guidance of $1,220 to $1,420 per ounce sold. AISC guidance has been revised to $1,975 to $2,125 per ounce sold, compared to original guidance of $1,670 to $1,870 per ounce sold. The revisions primarily reflect:
•Higher sustaining capital expenditures, including the earlier transition of Ormaque underground development at Lamaque from growth capital to sustaining capital following the earlier-than-expected receipt of the permit and advancement of development activities, as well as higher sustaining capital requirements at Olympias.
•Lower production at Kisladag and Olympias, partially offset by higher production at Lamaque.
•Higher royalty expense driven by higher realized metal prices.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Capital Guidance
•Sustaining capital – Guidance for operating assets, excluding Skouries and McIlvenna Bay, has been revised to $170 to $190 million, compared with prior guidance of $140 to $165 million, primarily reflecting the earlier transition of Ormaque underground development at Lamaque from growth capital to sustaining capital and higher sustaining capital at Olympias due to increased filtration maintenance costs and additional contract support to advance access to higher grade underground zones.
•Growth capital – Guidance for operating assets, excluding Skouries and McIlvenna Bay, has been revised to $395 to $430 million, compared with prior guidance of $375 to $405 million, primarily reflecting additional investment at Kisladag, including land acquisitions and increased waste movement for the Western Area, and higher capital requirements associated with the 650 ktpa expansion at Olympias. These increases are partially offset by lower growth capital at Lamaque following the earlier transition of Ormaque underground development to sustaining capital.
Depreciation Expense Guidance
Depreciation expense guidance, for operating assets excluding Skouries and McIlvenna Bay, has been reduced to $225 to $235 million, compared to prior guidance of $240 to $260 million, largely due to lower production. Depreciation expense at Skouries is not expected to be significant, compared with prior guidance of $15 to $35 million, as commercial production is expected in late Q4 2026.
Skouries
With commercial production expected in late Q4, total project capital for Skouries is estimated at approximately $1.425 billion, an increase that consists of $65 million of projects costs and $45 million of previously guided growth capital that had been expected following commercial production but is now expected to be incurred prior to commercial production and is therefore reported as project capital. The increase primarily reflects higher contractor requirements to complete construction and commissioning activities, the extended use of temporary generator sets prior to connection to permanent grid power, additional owner’s costs and other project execution-related costs associated with the longer commissioning period.
Accelerated operational capital is expected to total $390 million, an increase that consists of $95 million of additional operational costs and $35 million of previously guided sustaining capital that had been expected following commercial production and is therefore reported as accelerated operating capital. This increase is separate from the increase in project capital and includes operating expenditures that would otherwise have been incurred following commercial production but are now expected to be incurred and capitalized during the pre-commercial production period.
Up to an additional $30 million may be incurred, depending on the exact timing of commercial production. The classification of these expenditures will depend on when commercial production is achieved, with amounts potentially reflected in project capital, AOC, sustaining capital or growth capital.
Based on the Company’s current schedule and cost assumptions, the project remains fully funded through available cash, operating cash flow and existing debt facilities.
McIlvenna Bay
The crushing, grinding and flotation circuits have been commissioned and are demonstrating increasing throughput as ramp-up progresses. Remaining ramp-up activities are focused primarily on solid-liquid separation in the pyrite and tailings thickeners, reagent control, and improving filtration rates and filter availability. Work in these areas continues to advance, with commercial production expected in late Q4 2026.
The total project capital cost estimate from June 1, 2024 to commercial production is expected to be $975 million, an increase of approximately $23 million following a slower than expected ramp-up toward commercial production. For 2026, growth capital post commercial production is expected to be approximately $15 million and sustaining capital post commercial production is expected to be $10 million.
At McIlvenna Bay, costs are expected to trend toward our long-term expectations, and operating costs per tonne are expected to range between $90 and $110 by the end of December 2026.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Revised 2026 Guidance Summary

Total 2026
Consolidated Gold Production (1)	Gold (000' oz)	425 - 475
Operations	Gold - Total cash costs ($/oz sold)	1,400 – 1,500
	Gold - All-in sustaining costs ($/oz sold)	1,975 – 2,125
	Sustaining capital ($ millions)	170 – 190
	Growth capital ($ millions)	395 – 430
Skouries	Gold (000’ oz)	10 – 35
	Copper (M lb)	5 – 15
McIlvenna Bay	Copper (M lb)	5 – 10
	Zinc (kt)	3 – 6
	Gold (000’ oz)	5 – 10
	Silver (000’ oz)	100 – 200
(1)Includes Skouries and McIlvenna Bay gold production.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Review of Operating and Financial Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 1.07 in Q3 2026 and 0.68 for the nine months ended September 30, 2026, as compared to an LTIFR of 1.21 in Q3 2025 and 0.96 for the nine months ended September 30, 2025. We continue to implement multi-year programs to support continuous improvement in workplace safety, supporting our vision of Everyone Going Home Healthy and Safe Every Day.
Production, Sales and Revenue
In Q3 2026, we produced 106,351 ounces of gold, a decrease from Q3 2025 production of 115,190 ounces. Total gold production of 311,325 ounces in the nine months ended September 30, 2026 decreased from 364,852 ounces produced in the nine months ended September 30, 2025. The decreases in production in the three and nine-month periods were driven by decreases at Kisladag, due to the planned lower ore grade stacked, and at Efemcukuru, due to lower ore grade, partially offset by higher production at Lamaque as a result of higher throughput, grade and recoveries, which includes the positive impact of Ormaque ore grades and improving productivity.
Gold sales in Q3 2026 were 107,164 ounces, a decrease from 116,529 ounces sold in Q3 2025. Total gold sales of 310,474 ounces in the nine months ended September 30, 2026 decreased from 364,281 ounces in the nine months ended September 30, 2025. The lower sales volume in both periods reflects lower production at Kisladag and Efemcukuru, partially offset by higher production at Lamaque.
The average realized gold price(1) was $4,326 per ounce sold in Q3 2026, an increase from $3,527 per ounce sold in Q3 2025. For the nine months ended September 30, 2026, the average realized gold price was $4,527 per ounce sold as compared to $3,245 per ounce sold in the nine months ended September 30, 2025.
Total revenue increased to $511.9 million in Q3 2026 from $434.7 million in Q3 2025 and to $1,531.7 million in the nine months ended September 30, 2026, from $1,241.7 million in the nine months ended September 30, 2025. The increases in both periods were due to the higher average realized gold price, partially offset by lower volumes sold.
Production Costs and Unit Cost Performance
Production costs increased to $199.8 million in Q3 2026 from $164.1 million in Q3 2025 and to $572.8 million in the nine months ended September 30, 2026 from $474.6 million in the nine months ended September 30, 2025. Increases in both periods were driven by higher royalties and the inclusion of pre-commercial production costs at McIlvenna Bay, together which accounted for approximately 32% and 45% of the increase to production costs for Q3 2026 and the nine months ended September 30, 2026, respectively. The remainder relates primarily to increases at Lamaque, due to increased volumes produced, higher maintenance costs and deepening the production centre of the Triangle Mine, and at Olympias due to higher labour, contractor and materials costs as well as higher volumes sold.
Production costs include royalty expense, which increased to $31.8 million in Q3 2026 from $28.8 million in Q3 2025 and increased to $115.7 million in the nine months ended September 30, 2026 from $79.6 million in the nine months ended September 30, 2025. Increases in both periods were due to higher average realized gold prices and higher royalty rates, partially offset by lower volumes sold. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation, and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs(1) averaged $1,415 per ounce sold in Q3 2026, an increase from $1,195 in Q3 2025, and $1,438 in the nine months ended September 30, 2026 from $1,134 in the nine months ended September 30, 2025. The
(1) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026 increases in both the three and nine-month periods were primarily due to higher production costs and lower volumes sold, partially offset by higher costs allocated to by-products.
AISC per ounce sold(2) averaged $2,050 in Q3 2026, increased from $1,679 in Q3 2025, and $1,974 in the nine months ended September 30, 2026 from $1,583 in the nine months ended September 30, 2025. The increases in both periods were driven by higher total cash costs, higher sustaining capital expenditures and lower volumes sold.
Other Expenses
Depreciation expense totalled $58.7 million in Q3 2026, compared to $62.8 million in Q3 2025, and $167.0 million in the nine months ended September 30, 2026, compared to $189.0 million in the nine months ended September 30, 2025. The decreases in both periods were primarily due to decreases at Kisladag on lower production.
Foreign exchange gains totalled $4.0 million in Q3 2026, compared to $0.0 million in Q3 2025 due to foreign exchange gains and losses fully offsetting. In the nine months ended September 30, 2026, foreign exchange gains totalled $38.3 million compared to a loss of $24.8 million in the nine months ended September 30, 2025. The gains in both periods were impacted by fluctuations in the EUR/USD exchange rate on Euro denominated debt and payables, with the Euro weakening in the three and nine months ended September 30, 2026 compared to strengthening in the three and nine months ended September 30, 2025.
Other income was $5.6 million in Q3 2026 compared to an expense of $52.4 million in Q3 2025, and totalled $15.8 million in the nine months ended September 30, 2026 compared to an expense of $115.1 million in the nine months ended September 30, 2025. The movements in the three and nine-month periods were driven by losses on derivative instruments in 2025 due to rising gold and copper prices, impacting the gold collars and gold and copper commodity swaps related to the Term Facility.
Finance costs totalled $13.5 million in Q3 2026 compared to $8.2 million in Q3 2025, and totalled $37.7 million in the nine months ended September 30, 2026 compared to $21.1 million in the nine months ended September 30, 2025. The increase in the three and nine-month periods were due to higher interest and financing costs on cumulative debt, a loss on the redemption option derivatives fair value of $3.7 million in Q3 2026 compared to a gain of $0.7 million in Q3 2025, and a loss of $11.0 million in the nine months ended September 30, 2026 compared to a gain of $8.6 million in the nine months ended September 30, 2025.
Income Tax
Income tax expense from continuing operations increased to $91.6 million in Q3 2026 from $53.9 million in Q3 2025, and to $257.1 million for the nine months ended September 30, 2026 from $54.6 million for the nine months ended September 30, 2025.
Current tax expense increased to $61.5 million in Q3 2026 from $52.2 million in Q3 2025 and increased to $195.3 million in the nine months ended September 30, 2026 from $144.0 million in the nine months ended September 30, 2025.
Current tax includes $17.1 million and $68.9 million from operations in Turkiye and $44.0 million and $125.3 million from operations in Canada, recognized in the three and nine months ended September 30, 2026, respectively.
Deferred tax expense was $30.1 million in Q3 2026 compared to $1.7 million in Q3 2025, and $61.8 million for the nine months ended September 30, 2026 compared to a recovery of $89.4 million for the nine months ended September 30, 2025. Deferred tax expense for the nine months ended September 30, 2026 included, among other items, a $41.5 million expense related to net movements against the U.S. dollar of local currencies, primarily the Lira and the Euro and a $71.4 million expense for the reversal of temporary differences.
In June 2026, the corporate income tax rate in Turkiye was reduced from 25% to 12.5% for 2027 and subsequent years, and a $47.4 million deferred tax recovery was recorded in Q2 2026 to reflect the tax rate reduction.
The Company continually assesses its potential exposure to Pillar Two income taxes. Assessments are based on the most recent information available regarding the financial performance of the constituent entities in the group.
(2) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Based on the most recent assessment performed, the Company does not expect a material exposure to Pillar Two top-up taxes.
Net Earnings Attributable to Shareholders
The Company reported net earnings attributable to shareholders from continuing operations of $118.0 million ($0.45 earnings per share) in Q3 2026 compared to net earnings of $56.5 million ($0.28 earnings per share) in Q3 2025 and net earnings of $427.2 million ($1.80 earnings per share) in the nine months ended September 30, 2026 compared to net earnings of $267.5 million ($1.31 earnings per share) in the nine months ended September 30, 2025. The increase in net earnings in both periods were driven by higher average realized gold prices, foreign exchange gains and lower depreciation, partially offset by lower volumes sold, higher production costs and higher income tax expense.
Adjusted net earnings(3) was $127.0 million ($0.49 adjusted earnings per share) in Q3 2026 compared to adjusted net earnings of $82.3 million ($0.41 adjusted earnings per share) in Q3 2025. Adjustments of non-recurring items in Q3 2026 include a $7.4 million loss on foreign exchange translation of deferred tax balances and a $4.0 million unrealized gain on derivative instruments.
Adjusted net earnings(3) was $451.9 million ($1.91 adjusted earnings per share) in the nine months ended September 30, 2026 compared to adjusted net earnings of $228.8 million ($1.12 adjusted earnings per share) in the nine months ended September 30, 2025. Adjustments of non-recurring items in the nine months ended September 30, 2026 include a reversal of $100.6 million of unrealized losses on derivative instruments, a $97.6 million realized loss on gold and copper commodity swaps relating to the Term Facility, a $41.5 million loss on foreign exchange due to the translation of deferred tax balances, a $47.4 million gain on deferred tax due to changes in the Turkish corporate income tax rate, and a $21.3 million expense relating to acquisition and integration costs.
Cash Generated from Operating Activities and Free Cash Flow(3)
Net cash generated from operating activities from continuing operations decreased to $134.8 million in Q3 2026 from $170.2 million in Q3 2025, and decreased to $425.7 million in the nine months ended September 30, 2026 from $458.8 million in the nine months ended September 30, 2025. The decrease in Q3 2026 was mainly due to the cash settlement of realized gold and copper commodity swaps relating to the Term Facility, changes in non-cash operating working capital, lower gold ounces sold and higher production costs, partially offset by higher revenue resulting from higher average realized gold prices. The decrease in the nine months ended September 30, 2026 was due to the same reasons as the decrease in Q3 2026, as well as higher income taxes paid. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow(3) was negative $191.1 million in Q3 2026 compared to negative $87.4 million in Q3 2025, and negative $654.3 million in the nine months ended September 30, 2026 compared to negative $178.4 million in the nine months ended September 30, 2025. The decrease in both periods were driven by higher cash used in investing activities and lower cash generated from operating activities.
Free cash flow excluding Skouries and McIlvenna Bay(3) was $98.3 million and $202.1 million in the three and nine months ended September 30, 2026, respectively. This measure of free cash flow adds back cash-basis capital expenditure on the Skouries mine in the respective periods and the McIlvenna Bay mine only in 2026. Free cash flow excluding Skouries was $76.9 million and $206.3 million in the three and nine months ended September 30, 2025, respectively.
(3) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

12

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2026	2025	2026	2025
Consolidated
Gold produced (oz) (3)	106,351	115,190	311,325	364,852
Gold sold (oz) (4)	107,164	116,529	310,474	364,281
Production costs (5)	$199.8	$164.1	$572.8	$474.6
Total cash costs ($/oz sold) (1,2)	$1,415	$1,195	$1,438	$1,134
All-in sustaining costs ($/oz sold) (1,2)	$2,050	$1,679	$1,974	$1,583
Sustaining capital expenditures (2)	$52.1	$38.3	$120.0	$115.2
Kisladag
Gold produced (oz)	22,713	37,184	70,160	127,561
Gold sold (oz)	21,274	37,300	68,974	126,928
Production costs	$51.1	$50.1	$149.4	$150.3
Total cash costs ($/oz sold) (1,2)	$2,328	$1,309	$2,072	$1,152
All-in sustaining costs ($/oz sold) (1,2)	$2,832	$1,545	$2,396	$1,324
Sustaining capital expenditures (2)	$9.2	$7.3	$18.3	$16.0
Lamaque
Gold produced (oz)	52,748	46,823	147,394	137,901
Gold sold (oz)	55,475	46,013	150,142	137,665
Production costs	$50.5	$36.0	$136.5	$107.9
Total cash costs ($/oz sold) (1,2)	$897	$767	$889	$772
All-in sustaining costs ($/oz sold) (1,2)	$1,436	$1,199	$1,335	$1,270
Sustaining capital expenditures (2)	$29.4	$19.2	$65.7	$67.3
Efemcukuru
Gold produced (oz)	17,073	17,586	50,486	57,986
Gold sold (oz)	15,908	20,031	49,426	58,600
Production costs	$33.8	$32.3	$110.1	$85.5
Total cash costs ($/oz sold) (1,2)	$1,928	$1,522	$2,013	$1,405
All-in sustaining costs ($/oz sold) (1,2)	$2,313	$1,791	$2,356	$1,674
Sustaining capital expenditures (2)	$5.8	$4.9	$16.1	$14.3
Olympias
Gold produced (oz)	13,430	13,597	42,874	41,404
Gold sold (oz)	14,127	13,185	41,552	41,088
Production costs	$56.0	$45.8	$168.4	$130.9
Total cash costs ($/oz sold) (1,2)	$1,493	$1,869	$1,688	$1,910
All-in sustaining costs ($/oz sold) (1,2)	$2,067	$2,421	$2,199	$2,367
Sustaining capital expenditures (2)	$7.6	$6.9	$19.9	$17.6
(1)Includes costs allocated to by-products.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Includes 387 and 411 pre-commercial gold ounces produced at McIlvenna Bay for the three and nine months ended September 30, 2026 respectively.
(4)Includes 380 pre-commercial gold ounces sold at McIlvenna Bay for the three and nine months ended September 30, 2026.
(5)Includes $8.4 million of pre-commercial production costs for McIlvenna Bay for the three and nine months ended September 30, 2026.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Kisladag

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2026	2025	2026	2025
Tonnes placed on pad	3,498,479	2,968,244	7,959,795	9,531,709
Recoverable ounces placed on pad	28,046	32,263	54,112	118,994
Head grade (g/t Au)	0.55	0.70	0.48	0.75
Gold produced (oz)	22,713	37,184	70,160	127,561
Gold sold (oz)	21,274	37,300	68,974	126,928
Average realized gold price ($/oz sold) (1)	$4,301	$3,463	$4,653	$3,198
Total cash costs ($/oz sold) (1)	$2,328	$1,309	$2,072	$1,152
All-in sustaining costs ($/oz sold) (1)	$2,832	$1,545	$2,396	$1,324
Financial Data
Revenue	$93.1	$130.5	$327.4	$410.1
Production costs	51.1	50.1	149.4	150.3
Depreciation and depletion	15.1	20.9	44.6	64.4
Earnings from mine operations	26.9	59.4	133.4	195.3
Growth capital investment (1)	38.9	27.1	122.7	70.1
Sustaining capital expenditures (1)	9.2	7.3	18.3	16.0
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Kisladag produced 22,713 ounces of gold in Q3 2026 compared to 37,184 ounces in Q3 2025, with the decrease due to lower planned grades associated with the current cutback and slower-than-planned mining progress, which delayed access to higher-grade material during the third quarter. Ore grade decreased to 0.55 grams per tonne in Q3 2026 from 0.70 grams per tonne in Q3 2025, partially offset by higher stacked tonnage, resulting in lower recoverable ounces during the quarter.
Revenue decreased to $93.1 million in Q3 2026 from $130.5 million in Q3 2025, reflecting a decrease in gold ounces sold that was partially offset by the higher average realized gold price.
Production costs increased to $51.1 million in Q3 2026 from $50.1 million in Q3 2025, driven by higher labour and contractor costs, higher maintenance and higher reagent costs for water management, offset by lower gold sales and lower royalty costs. Lower gold production and higher production costs were primarily responsible for the increase in total cash costs per ounce sold to $2,328 in Q3 2026 from $1,309 in Q3 2025.
AISC per ounce sold increased to $2,832 in Q3 2026 from $1,545 in Q3 2025, primarily due to higher cash costs per ounce sold and higher sustaining costs.
Sustaining capital expenditures were $9.2 million in Q3 2026 and $18.3 million in the nine months ended September 30, 2026, which primarily included a new 300 tonne haul truck purchase, planned equipment rebuilds (including primary crusher refurbishment), interlifts for the leach pad and geotechnical drilling. Growth capital investment of $38.9 million and $122.7 million in the three and nine months ended September 30, 2026 was primarily due to waste stripping and associated equipment costs, continued construction of the North Heap Leach Pad ("NHLP") Phase 3, construction of the whole-ore agglomeration circuit and upgrades to the secondary crusher. Growth capital in the nine months ended September 30, 2026, also included one-time land purchases totalling $23.9 million required for the construction of the NHLP and North Rock Dump.
Kisladag incurred higher reagent costs as a result of increased water management activities, predominantly in the second quarter following a period of higher‑than‑average precipitation in the first half of 2026, that resulted in elevated water levels within site ponds. The Company continues to actively manage water balances across the operation, with a focus on continuing to maximize on‑site water capture and reuse in support of its sustainability objectives, and has constructed additional water storage capacity to enhance operational flexibility.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
The Company continues to evaluate a pit shell based on gold price sensitivity analysis, which is expected to support further expansion into the western area of the pit and support resource expansion. New geological and metallurgical information will be incorporated into the life-of-mine optimization that will form part of the Mineral Reserve and Mineral Resource update expected in Q4 2026. As part of this optimization work, the Company expects to evaluate an investment decision on additional screening before year-end.
Progress on construction of the whole ore agglomeration circuit, which is configured to increase permeability and reduce leach time, is on track with earthworks well underway and all long-lead items procured. Commissioning and ramp-up are expected in H1 2027.
Overall, this mine optimization plan is expected to support improved sequencing of ore and waste movement, and with implementation of whole ore agglomeration, is expected to contribute to more consistent year‑over‑year operating performance and higher production over the longer term.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Lamaque

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2026	2025	2026	2025
Tonnes milled	272,061	255,633	756,059	755,455
Head grade (g/t Au)	6.30	6.00	6.37	6.00
Average recovery rate	95.7%	94.9%	95.1%	94.5%
Gold produced (oz)	52,748	46,823	147,394	137,901
Gold sold (oz)	55,475	46,013	150,142	137,665
Average realized gold price ($/oz sold) (1)	$4,308	$3,478	$4,527	$3,239
Total cash costs ($/oz sold) (1)	$897	$767	$889	$772
All-in sustaining costs ($/oz sold) (1)	$1,436	$1,199	$1,335	$1,270
Financial Data
Revenue	$239.7	$160.7	$682.7	$447.5
Production costs	50.5	36.0	136.5	107.9
Depreciation and depletion	20.2	20.4	56.6	60.7
Earnings from mine operations	168.9	104.3	489.6	279.0
Growth capital investment (1)	41.5	18.5	107.5	47.5
Sustaining capital expenditures (1)	29.4	19.2	65.7	67.3
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 52,748 ounces of gold in Q3 2026, an increase of 13% from 46,823 ounces in Q3 2025. The increase was due to higher throughput, head grade and recoveries, benefiting from strong mill performance and ore from Ormaque following receipt of the operating authorization in March.
Revenue increased to $239.7 million in Q3 2026 from $160.7 million in Q3 2025, driven by the combination of higher gold ounces sold and higher average realized price.
Production costs increased to $50.5 million in Q3 2026 from $36.0 million in Q3 2025, reflecting higher costs and higher volume sold. As the centre of production at the Triangle Mine deepens, additional costs are incurred for haulage, equipment (including maintenance) and personnel requirements. Total cash costs per ounce sold increased to $897 in Q3 2026 from $767 in Q3 2025 due to higher production costs, including mining costs for Ormaque, and higher royalties, partially offset by higher number of ounces sold.
AISC per ounce sold was $1,436 in Q3 2026 compared to $1,199 in Q3 2025, primarily due to higher sustaining capital driven by the inclusion of the non-ramp capitalized development at Ormaque commencing from July 2026, but also impacted by higher total cash costs partially offset by higher ounces sold.
Sustaining capital expenditures of $29.4 million in Q3 2026 and $65.7 million in the nine months ended September 30, 2026 primarily included underground development (including Ormaque non-ramp underground development from July onwards), equipment rebuilds, delineation drilling and purchases. Growth capital investment of $41.5 million in Q3 2026 and $107.5 million in the nine months ended September 30, 2026 was primarily related to Ormaque development (up to the end of June, following which Ormaque non-ramp development is being reported as sustaining capital), construction of the paste plant, construction of the north basin water management structure, and continued ramp development at both the Triangle Mine and Ormaque.

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Efemcukuru

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2026	2025	2026	2025
Tonnes milled	136,587	131,211	416,746	393,060
Head grade (g/t Au)	4.44	4.71	4.34	5.33
Average recovery rate (to concentrate)	92.2%	91.7%	91.5%	91.9%
Gold produced (oz) (1)	17,073	17,586	50,486	57,986
Gold sold (oz)	15,908	20,031	49,426	58,600
Average realized gold price ($/oz sold) (2)	$4,376	$3,794	$4,401	$3,460
Total cash costs ($/oz sold) (2)	$1,928	$1,522	$2,013	$1,405
All-in sustaining costs ($/oz sold) (2)	$2,313	$1,791	$2,356	$1,674
Financial Data
Revenue	$72.8	$77.8	$228.2	$205.9
Production costs	33.8	32.3	110.1	85.5
Depreciation and depletion	8.3	8.9	24.5	23.6
Earnings from mining operations	30.6	36.6	93.5	96.9
Growth capital expenditures (2)	9.4	3.2	17.6	8.4
Sustaining capital expenditures (2)	5.8	4.9	16.1	14.3
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Efemcukuru produced 17,073 ounces of gold in Q3 2026 compared to 17,586 ounces in Q3 2025. The decrease was primarily due to planned lower ore grade, which decreased to 4.44 grams per tonne in Q3 2026 from 4.71 grams per tonne in Q3 2025, partially offset by higher mill throughput and recovery.
Revenue decreased to $72.8 million in Q3 2026 from $77.8 million in Q3 2025. The decrease was driven by lower gold ounces sold impacted by a concentrate shipment delayed to October, partially offset by higher average realized gold prices.
Production costs increased to $33.8 million in Q3 2026 from $32.3 million in Q3 2025, primarily due to higher royalty expense as a result of higher gold prices, as well as increased labour and maintenance costs. On a per ounce sold basis, higher royalties and direct operating costs combined with lower gold sold resulted in an increase to total cash costs per ounce sold to $1,928 in Q3 2026 from $1,522 in Q3 2025.
AISC per ounce sold increased to $2,313 in Q3 2026 from $1,791 in Q3 2025, primarily due to lower gold ounces sold, slightly higher total cash costs and slightly higher sustaining capital expenditures.
Sustaining capital expenditures of $5.8 million in Q3 2026 and $16.1 million in the nine months ended September 30, 2026 were primarily underground development and equipment rebuilds. Growth capital investment of $9.4 million in Q3 2026 and $17.6 million in the nine months ended September 30, 2026 related to development costs at Bati, portal development at Kokarpinar, construction of a water pond and mine rock storage facility, and equipment purchases.

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Olympias

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2026	2025	2026	2025
Tonnes milled	120,988	111,340	331,503	328,417
Head grade (g/t gold)	6.77	7.64	7.53	7.85
Head grade (g/t silver)	105.93	115.99	113.71	110.16
Head grade (% lead)	3.49%	3.69%	3.76%	3.50%
Head grade (% zinc)	4.32%	3.81%	4.13%	3.88%
Gold average recovery rate (to concentrate)	85.2%	76.8%	87.5%	76.4%
Silver average recovery rate (to concentrate)	75.3%	69.8%	74.7%	71.1%
Lead average recovery rate (to concentrate)	75.9%	70.7%	75.0%	72.0%
Zinc average recovery rate (to concentrate)	75.6%	66.5%	77.4%	68.3%
Gold produced (oz) (1)	13,430	13,597	42,874	41,404
Gold sold (oz)	14,127	13,185	41,552	41,088
Silver produced (oz) (1)	309,050	282,507	890,035	813,632
Silver sold (oz)	298,187	276,330	860,114	770,416
Lead produced (t) (1)	3,042	2,596	8,637	7,561
Lead sold (t)	2,936	2,471	8,429	7,038
Zinc produced (t) (1)	3,364	2,393	9,004	7,411
Zinc sold (t)	3,408	2,314	8,902	7,011
Average realized gold price ($/oz sold) (2)	$4,376	$3,473	$4,467	$3,102
Total cash costs ($/oz sold) (2)	$1,493	$1,869	$1,688	$1,910
All-in sustaining costs ($/oz sold) (2)	$2,067	$2,421	$2,199	$2,367
Financial Data
Revenue	$96.7	$65.8	$283.8	$178.2
Production costs	56.0	45.8	168.4	130.9
Depreciation and depletion	15.1	12.6	41.1	40.3
Earnings from mining operations	25.7	7.4	74.3	7.0
Growth capital investment (2)	15.3	9.0	37.7	17.9
Sustaining capital expenditures (2)	7.6	6.9	19.9	17.6
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Olympias produced 13,430 ounces of gold in Q3 2026 compared to 13,597 ounces in Q3 2025, driven by lower gold grades, partially offset by higher mill throughput combined with a stable ore blend and flotation performance which resulted in increased metal recoveries. Grades were lower than planned as a result of material with elevated lead and zinc content that had been expected to be processed during the third quarter and was stockpiled and is expected to be blended through a controlled blending program during the fourth quarter to maintain process stability and optimize recoveries.
Revenue increased to $96.7 million in Q3 2026 from $65.8 million in Q3 2025, due to the higher average realized gold price, higher by-product sales on higher production, and higher gold ounces sold.
Production costs increased to $56.0 million in Q3 2026 from $45.8 million in Q3 2025 driven by higher labour costs and royalties as a result of higher gold prices combined with higher metal volumes sold. On a per ounce sold basis,

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026 higher by-product credits and modestly higher ounces sold, partially offset by higher direct operating costs and higher royalties, decreased total cash costs per ounce sold to $1,493 in Q3 2026 from $1,869 in Q3 2025.
AISC per ounce sold decreased to $2,067 in Q3 2026 from $2,421 in Q3 2025 primarily due to lower total cash costs and slightly higher gold ounces sold.
Sustaining capital expenditures of $7.6 million in Q3 2026 and $19.9 million in the nine months ended September 30, 2026 primarily included underground development, underground resource classification drilling, upgraded underground electrical and ventilation control, filter press refurbishment, and mobile mining equipment rebuilds and purchases. Growth capital investment of $15.3 million in Q3 2026 and $37.7 million in the nine months ended September 30, 2026 was primarily related to the mill expansion project and to a lesser extent, underground development and equipment purchases.
At Olympias, production has stabilized over the past four quarters, with flotation recoveries returning to modelled levels. Completion of the 650 ktpa expansion, including the new greenfield infrastructure (commissioning of the tower mill, gold thickener, zinc filter and flotation circuit extension), is ongoing. The final circuit tie-ins will require a full plant shutdown which is expected in Q1 2027, with ramp‑up to nameplate capacity anticipated in H1 2027.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Development Projects
McIlvenna Bay Mine – Canada
The McIlvenna Bay mine, located in Saskatchewan, Canada, is a copper-zinc-gold-silver mine that Eldorado acquired through its acquisition of Foran, which closed on April 14, 2026. In March 2025, Foran published a McIlvenna Bay Project Feasibility Study, with an 18-year mine life and expected average annual production over the life of the mine of 41 million pounds of copper, 20,000 ounces of gold, 444,000 ounces of silver and 54 million pounds of zinc.
First production of copper concentrate from McIlvenna Bay was achieved in June 2026 with production of first zinc concentrate achieved in July. The focus is now on optimizing operations and increasing throughput to full design capacity. The crushing, grinding and flotation circuits have been commissioned and are demonstrating increasing throughput as ramp-up progresses. Remaining ramp-up activities are focused primarily on solid-liquid separation in the pyrite and tailings thickeners, reagent control, and improving filtration rates and filter availability. Work in these areas continues to advance, with commercial production expected in late Q4 2026.
The mine is expected to have a long life and is supported by a robust resource base, with highly prospective exploration upside across the broader district, including the nearby Tesla Zone. The inaugural Inferred Mineral Resource for Tesla is expected to be included in our annual Mineral Reserve and Mineral Resource update in the fourth quarter of 2026. Based on the prospectivity of the resource, we have initiated studies to evaluate material handling options for the mine, in addition to the mill expansion study that is underway, with resource conversion drilling planned for the Tesla resource. Once studies and conversion drilling have been advanced, we would expect to update the McIlvenna Bay Technical Report.
Located in one of the world’s most attractive mining jurisdictions, the mine benefits from established infrastructure and is designated by the Government of Canada as a project of national significance to support critical mineral development.

	3 months ended Sept 30,	9 months ended Sept 30,
Operating Data	2026	2026
Tonnes milled	58,832	64,237
Head grade (% copper)	1.06%	1.06%
Head grade (% zinc)	0.83%	0.76%
Head grade (g/t gold)	0.34	0.33
Head grade (g/t silver)	14.57	14.02
Copper produced (lb)	1,023,794	1,089,192
Copper sold (lb)	1,022,964	1,022,964
Zinc produced (t)	35	35
Zinc sold (t)	16	16
Gold produced (oz)	387	411
Gold sold (oz)	380	380
Silver produced (oz)	17,857	18,603
Silver sold (oz)	18,715	18,715

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
2026 Production and Cost Guidance; Project Capital Estimate
Production at McIlvenna Bay in 2026 is expected to be 5 to 10 million pounds of copper, 3,000 to 6,000 tonnes of zinc, 5,000 to 10,000 ounces of gold and 100,000 to 200,000 ounces of silver. Operating costs are expected to trend toward the previously disclosed range of between $90 and $110 per tonne as throughput increases and the operation progresses toward stable production levels.
The total project capital cost estimate from June 1, 2024 to commercial production is expected to be $975 million, an increase of approximately $23 million following a slower than expected ramp-up toward commercial production. For 2026, growth capital post commercial production is expected to be approximately $15 million and sustaining capital post commercial production is expected to be $10 million.
Project capital totalled $87.5 million during Q3 2026 (and $165.7 million reported from the date of acquisition of April 14, 2026). During the fourth quarter the remaining spend relates to the final commissioning and ramp-up activities required to support commercial production.
McIlvenna Bay Mine Site Overview

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Operating Activities
McIlvenna Bay Aerial
Primary Crusher Building
More than 400 kt of ore is available on surface for processing. The primary crusher is operating at design capacity, material transfer to the fine ore bin is as expected, and metal separation practices for underground material continue on surface.
Process Plant
The SAG and ball mill circuits continue to demonstrate increasing throughput as commissioning advances. As expected for a new processing plant, we continue to work through equipment, instrumentation and other availability-related challenges associated with ramp-up. Throughput is expected to continue increasing through the fourth quarter as the operation progresses toward commercial production.
SAG and Ball Mills

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Flotation
All flotation circuits are fully commissioned and have successfully produced copper, zinc and pyrite concentrates. The regrind circuit is operational and supporting further improvements in concentrate quality as ramp-up progresses.
Thickening & Filtration
The thickening and filtration circuits are key to the ramp-up of production. The key operational focus is on reagent addition and thickener control which has impacted the solid-liquid separation quality and downstream process water clarity. The teams are working to optimize the thickener and filtration processes for long-term stability.
Underground Development
Underground development continues to advance well. In addition to the 409 kt of ore stockpiled on surface, the mine has approximately 63 kt of blasted inventory, more than 400 kt drilled off, and approximately 2.0 Mt of fully developed reserves within Block 1 and Block 2.
Study Commenced on Processing Expansion, Including Throughput Increase and Silver-Lead Circuit
The expansion study is underway to evaluate an increase in processing throughput and the incorporation of a silver‑lead circuit. The expansion will evaluate a potential increase of processing capacity at McIlvenna Bay from 4,900 tonnes per day to approximately 7,000 tonnes per day. The addition of a dedicated silver‑lead circuit into the flowsheet is expected to enable recovery of lead into a separate concentrate and improve payable silver recoveries relative to the current design.
This initial study will assess the technical, economic, environmental and permitting considerations associated with the expansion. Any future development would be subject to completion of the project evaluation, receipt of required permits, Indigenous and Stakeholder engagement, and a positive final investment decision. The Company is targeting commissioning of the silver‑lead circuit in 2028 and the expansion in 2030.
Positioned as the Foundation for Long-Term District Growth
The McIlvenna Bay mine is core to our view of the district-scale geological potential to deliver future satellite development opportunities. Ongoing exploration will target additional resources, which could support further expansion or a separate processing facility over time. The 2026 exploration program includes approximately 14,000 metres of diamond drilling focused on resource expansion, high-grade extensions, and advancing regional targets.
In parallel, core scanning programs will enhance geological modelling and orebody characterization. Airborne and ground geophysical surveys are expected to help refine known deposit footprints and identify new targets across the broader land package.

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Skouries Mine – Greece
The Skouries mine, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold mine. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production over the life of the mine of 140,000 ounces of gold and 67 million pounds of copper, or approximately 240,000 gold equivalent ounces(4).
First production of the copper-gold concentrate was achieved on September 8, 2026, and commercial production is expected late in Q4 2026. Expected 2026 gold production was revised to between 10,000 and 35,000 ounces and copper production projected to be between 5 and 15 million pounds.
Skouries site layout
Concentrate Off-Take Agreements
The Company has secured concentrate agreements with multiple offtakers for all anticipated Skouries production volumes for the next two years, with additional counterparty agreements in process covering production through to 2029. Market conditions for copper-gold concentrate remain highly competitive.
Capital Estimate and Schedule
With commercial production expected in late Q4, total project capital for Skouries is estimated at approximately $1.425 billion, an increase that consists of $65 million of projects costs and $45 million of previously guided growth capital that had been expected following commercial production but is now expected to be incurred prior to commercial production and is therefore reported as project capital. The increase primarily reflects higher contractor requirements to complete construction and commissioning activities, the extended use of temporary generator sets prior to connection to permanent grid power, additional owner’s costs and other project execution-related costs associated with the longer commissioning period.
Accelerated operational capital is expected to total $390 million, an increase that consists of $95 million of additional operational costs and $35 million of previously guided sustaining capital that had been expected following commercial production. It is now expected to be incurred and capitalized during the pre-commercial production period and is therefore reported as accelerated operating capital. This increase is separate from the increase in project capital.
(4) Gold equivalent ounces: Calculated by converting copper pounds produced into gold equivalent using budgeted commodity prices for the relevant period: 2026-2028: $4,000/oz gold and $5.00/lb copper; 2029 and beyond: $3,000/oz gold and $4.50/lb copper.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Up to an additional $30 million may be incurred, depending on the exact timing of commercial production. The classification of these expenditures will depend on when commercial production is achieved, with amounts potentially reflected in project capital, AOC, sustaining capital or growth capital.
Based on the Company’s current schedule and cost assumptions, the project remains fully funded through available cash, operating cash flow and existing debt facilities.
The Term Facility totalling €740.4 million ($840.7 million) is fully drawn (including the Contingent Overrun Facility of €60.0 million which was drawn in Q2 2026).
Project capital totalled $108.6 million in Q3 2026 and $398.9 million during the nine months ended September 30, 2026. Accelerated operational capital cost totalled $84.3 million in Q3 2026, and $192.5 million during the nine months ended September 30, 2026. At September 30, 2026, cumulative project capital invested towards Phase 2 of construction totalled $1.379 billion, and the cumulative accelerated operational capital totalled $285.6 million.
Operating Activities
View of coarse ore stockpile dome (right), thickeners (left), filtered tailings building (background)

Primary Crusher Building
The primary crusher crushed first ore in July and is now operating as part of the integrated processing circuit. The stockpile dome, ancillary feeders and associated chute work are complete and supporting ongoing operations.
Process Plant
The process plant is substantially complete, and operating as part of the ongoing ramp-up of the operation. Commissioning activities have advanced across the processing circuit, with ore being processed through to concentrate production. Optimization and performance testing of various systems continue as part of the ramp-up to commercial production.
Thickeners
Two of the three tailings thickeners have been commissioned and are supporting current operations. Construction of the third tailings thickener, which is not required to achieve commercial production, is progressing, with completion expected in Q4 2026.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Filtered Tailings Facility
Commissioning of the filtered tailings facility continues to progress with two of the six filter presses operational. With these filter presses online, the plant is operating continuously and progressively increasing throughput as commissioning advances and the remaining filter presses are brought online. Commissioning of the remaining four filter presses is expected to be completed in November 2026.
Associated tailings handling infrastructure continues to be commissioned to support long-term operations.
Filtered Tailings Facility

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Powerline and Substations
The site was successfully energized on September 28, 2026, marking the completion of its connection to permanent grid power. The connection supports the ongoing commissioning and ramp-up of key systems across the site and provides the reliable, long-term power infrastructure required for the operations. All the temporary generators have been demobilized and removed from site.
Process plant substation
Integrated Extractive Waste Management Facility
The initial filtered tailings placement areas are well advanced. The platform for the tailings stacker is complete and ready for assembly, while the access ramp and platform for the mobile (grasshopper) conveyors have been excavated and prepared for placement of the conveyor units. Construction of the rock buttress supporting the downstream embankment of the first filtered tailings placement area in the Karatza Lakkos ("KL") valley is progressing and will be completed ahead of tailings placement.
Foundation preparation for the first phase of the KL filtered tailings embankment is substantially complete, and placement of engineered fill is underway across the full footprint.
Construction of the low-grade ore stockpile continued advancing. The lower section has been completed and construction is now focusing on the upper section.
Open Pit Mining
The open pit mine is feeding the crusher from both the stockpile and directly from the open pit. At the end of Q3 2026, the stockpiles contained approximately 4.8 million tonnes of open pit and underground ore, representing an estimated 176,000 ounces of gold and 61 million pounds of copper.
Underground Development
The underground mine delivered 179 kt of ore to stockpiles during Q3 2026. Underground development continued according to plan, with a total of 2,101 metres of development during the quarter. The east ramp breakthrough to the underground works was achieved during the quarter and both ramps are now providing access in and out of the underground.
Workforce
As at September 30, 2026, there were approximately 2,297 personnel working on site, including 622 Skouries employees.

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Perama Hill Project – Greece
The Perama Hill Project is an epithermal gold-silver deposit located in the Thrace region of northeastern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery.
The Environmental Impact Assessment (EIA) was submitted to the Greek authorities in December 2025. A community consultation process led by Eldorado has commenced. A separate consultation process will be conducted by the Greek State subject to its process and timing. These processes will support transparent dialogue and stakeholder participation and are a precondition to EIA approval. In the interim, work will continue on the required feasibility and technical studies to support a construction decision.

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2026 Target / Projects	Exploration Expenditure
		Q3 2026	Q3 2025	YTD 2026	YTD 2025
Canada	Quebec: Lamaque area targets (including Lamaque South), Bourlamaque target (Aurbel); Saskatchewan: Tesla, Bigstone; Evaluations & Partner projects	$10.7	$4.2	$19.5	$10.2
Turkiye	Efemcukuru West Vein targets, Derinkoy-Kurak targets, Serinsu, Early-stage project and target generation activities	4.2	4.1	13.6	9.1
Greece	Stratoni Skarn, Early-stage project and target generation activities	1.6	1.8	4.3	2.0
Other	Early-stage project and target generation activities and third party evaluations	0.6	0.9	4.0	4.0
Total Expensed		$17.1	$11.0	$41.4	$25.2
Canada	Lamaque Operations: Triangle Deep & Plug 4, Ormaque resource conversion and expansion	$0.7	$2.3	$3.2	$7.2
Turkiye	Kokarpinar vein, license maintenance at Serinsu	1.5	0.4	2.8	1.3
Greece	Olympias NW Zone, Olympias West Flats, Olympias resource conversion and expansion and Perama Hill Project	0.7	1.6	3.6	3.5
Other		—	0.1	—	0.2
Total Capitalized		$2.9	$4.4	$9.6	$12.2
Exploration and evaluation expenditures in Q3 2026 were primarily related to resource expansion programs in mine environments and drill testing of early-stage targets in Turkiye, Greece, and Canada (for a combined total of 59,123 metres). In addition, 2026 target generation activities advanced on various early-stage projects during the quarter.
In Q3 2026, exploration and evaluation expense related primarily to early-stage projects in Quebec, Turkiye and Greece, where a total of 48,193 metres of drilling were completed in the quarter (117,718 metres for year to date). In Eastern Canada, early-stage targets located within the Bourlamaque area were drilled (19,961 metres, including 6,514 metres at Aurbel, 11,932 metres at Lamaque South, 1,515 metres of underground exploration drilling from the Sigma-Triangle decline). In northern British Columbia, 693 metres were drilled at the partner-operated, Eldorado-funded Atlin Goldfields project. In Saskatchewan, a total of 10,288 metres were drilled. At the Tesla zone, 1,501 metres were drilled while 8,787 metres were completed at Bigstone. In Turkiye, exploration programs focused on desktop activities and fieldwork at regional greenfield projects. Early-stage drilling tested the Kurak target (7,463 metres), Serinsu (4,678 metres) and drilling concluded at Efemcukuru in the West Veins area (577 metres). In Greece, drilling continued at a skarn target along the Stratoni corridor with 4,533 metres. Additionally, field activities were undertaken across Greece, Turkiye and Canada as part of early-stage exploration aimed at generating new targets.
Capitalized expenditures related to resource expansion and resource conversion programs at Lamaque totalled 6,315 metres of drilling in Q3 2026. At Ormaque, drilling included 2,244 metres of surface resource expansion and 3,914 metres of underground conversion drilling, with 1,480 metres for exploration drilling of Ormaque extensions from the Sigma-Triangle decline. In Greece, capitalized expenditures related to resource expansion and resource conversion drilling programs at Olympias totalled 3,283 metres, including 1,829 metres of surface drilling supporting conversion drilling in the northern area of the deposit and 1,453 metres of underground resource expansion drilling in Q3 2026. In total, 10,930 metres of capitalized expenditures related to drilling were completed during Q3 (for 41,384 metres year to date).

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations decreased to $134.8 million in Q3 2026 from $170.2 million in Q3 2025, primarily as a result of the cash settlement of realized gold and copper commodity swaps relating to the Term Facility, changes in non-cash operating working capital, lower gold ounces sold and higher production costs. This was partially offset by higher average realized gold prices.
Working capital changes resulted in a decrease in cash of $114.0 million in Q3 2026. Movements included a $34.9 million decrease in accounts payable driven primarily by the settlement in Q3 2026 of gold and copper swaps that matured in Q2 2026; an $18.1 million increase in accounts receivable mostly related to the timing of concentrate sales and prepayments; and a $61.0 million increase in inventories mainly as a result of the build-up of the stockpile at Skouries and in-process inventory at Kisladag as well as increased materials and supplies inventory particularly at Kisladag and Skouries.
Investing Activities
In Q3 2026, we invested $429.1 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital investment included $108.6 million for Skouries project capital, $84.3 million for Skouries accelerated operational capital, $87.5 million for McIlvenna Bay project capital, $41.5 million at Lamaque primarily related to Ormaque development, and $38.9 million at Kisladag relating to waste stripping and continued construction of the North Heap Leach Pad. Sustaining capital expenditures at gold mines totalled $52.1 million, primarily related to underground development, equipment rebuilds, and processing improvements.

Summary of Capital Expenditures	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Kisladag	$38.9	$27.1	$122.7	$70.1
Lamaque	41.5	18.5	107.5	47.5
Efemcukuru	9.4	3.2	17.6	8.4
Olympias	15.3	9.0	37.7	17.9
Growth capital investment at operating mines (1)	$105.1	$57.7	$285.5	$143.9
Kisladag	$9.2	$7.3	$18.3	$16.0
Lamaque	29.4	19.2	65.7	67.3
Efemcukuru	5.8	4.9	16.1	14.3
Olympias	7.6	6.9	19.9	17.6
Sustaining capital expenditures at operating mines (1)	$52.1	$38.3	$120.0	$115.2

Skouries project capital (2)	$108.6	$137.7	$398.9	$338.6
Skouries accelerated operational capital	84.3	17.7	192.5	51.3
McIlvenna Bay project capital (2)	87.5	—	165.7	—
Sustaining capitalized exploration	0.2	0.6	0.7	1.0
Capitalized depreciation	9.7	2.1	26.4	5.7
Other projects	4.7	1.4	21.9	14.1
Total capital expenditures (3)	$452.3	$255.6	$1,211.6	$669.8

Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	($11.6)	($10.3)	$28.6	($67.2)
Lease and other non-monetary additions	(1.9)	(0.7)	(3.7)	(4.7)
Capitalized depreciation	(9.7)	(2.1)	(26.4)	(5.7)
Total cash capital expenditures (4)	$429.1	$242.5	$1,210.0	$592.2

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes total capitalized interest at Skouries and McIlvenna Bay of $22.1 million in Q3 2026 (2025: $13.4 million), and $57.7 million for the nine-month period ended September 30, 2026 (2025: $35.7 million).
(3)Excludes an asset retirement decrease of $5.4 million in Q3 2026 (2025: nil), and $3.1 million for the nine-month period ended September 30, 2026 (2025: increase of $5.3 million).
(4)Excludes capitalized interest paid of $14.9 million in Q3 2026 (2025: $8.4 million), and $45.9 million for the nine-month period ended September 30, 2026 (2025: $28.5 million).

Financing Activities
Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
In the nine months ended September 30, 2026, the Company drew down €60.0 million ($68.4 million) on the Term Facility (through the Contingent Overrun Facility). The Company had net repayments of €17.1 million ($21.1 million) on the VAT Facility. Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027, or 18 months following completion of the Skouries Project.
As at September 30, 2026, after drawing down €60.0 million through the Contingent Overrun Facility, the cumulative drawdowns on the Term Facility since inception amount to €740.4 million ($840.7 million) with the Commercial Loan Facility and the RRF Facility now fully drawn.
Repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Senior Notes
On August 26, 2021 we completed an offering of $500.0 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold Cooperatief U.A., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. The Senior Notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. We are in compliance with these covenants as at September 30, 2026.
Senior Secured Credit Facility
On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, and to extend the facility to a maturity date of June 27, 2028. On May 26, 2026, the Company elected to increase the available credit by $100 million to $450 million through an accordion feature. On August 12, 2026, the Company amended the Credit Facility, increasing total availability from $450 million to $600 million, extending the maturity to March 1, 2029, and enhancing financial flexibility through improved pricing and covenant terms. The Credit Facility also includes an accordion feature of up to $100 million, subject to lender approval. In the three months ended September 30, 2026, the Company completed drawdowns on the Credit Facility totalling $225.0 million bringing the total drawdowns on the Credit Facility to $325.0 million for the nine-months ended September 30, 2026. No repayments have been made on the Credit Facility. We are in compliance with covenants related to the Credit Facility as at September 30, 2026. The Company's equity commitment for the Skouries Project has been backstopped by a letter of credit issued under the Company's Credit Facility. As at September 30, 2026, as the Company completed the equity commitment funding for the project in Q3 2026, the letter of credit has been reduced to nil and the Company's available balance on the Credit Facility was $274.7 million.

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Sprott Credit Facility
As part of the Foran Acquisition, the Company assumed a fully drawn $250 million non-revolving facility with a maturity date of September 30, 2031 (“Sprott Credit Facility”) plus capitalized interest of $44.9 million. The Sprott Credit Facility was fair valued at the date of acquisition. Interest on the facility accrues at a floating rate of 6.95% per annum plus the greater of the Term 3 Month Secured Overnight Financing Rate and 2.00% per annum.
Principal repayments will commence on June 30, 2027, and the Company shall pay to the lender equal repayments of the principal amount of the Sprott Credit Facility, in an amount equal to 2.65% of the outstanding principal amount of the Sprott Credit Facility on a quarterly basis until June 30, 2031. The remainder of the scheduled principal payments are due upon the maturity date. Interest payments are paid quarterly and commenced on June 30, 2026. We are in compliance with all covenants contained in the Sprott Credit Facility as at September 30, 2026.
Equipment Finance Facility
As part of the Foran Acquisition, the Company assumed an equipment financing facility with Sandvik Financial Services Canada ("Equipment Finance Facility"), which funded the initial battery electric vehicle mining fleet and essential components at the McIlvenna Bay mine. As at September 30, 2026 the balance outstanding is C$50.1 million ($35.3 million).
The Equipment Finance Facility incurs interest at a fixed rate of 3.20% per annum plus the 5-year Canadian overnight index swap rate at the date of the draw. Interest and principal repayments on drawn amounts commence immediately over a 60-month period. We are in compliance with all covenants as at September 30, 2026.
Capital Resources

	September 30, 2026	December 31, 2025
Cash and cash equivalents	$396.8	$869.4
Restricted cash (1)	71.9	—
Working capital	534.8	944.6
Debt	1,985.4	1,275.1
(1)In accordance with the requirements of the Skouries Term Facility, the Company deposited an amount of €63.3 million ($71.9 million) which is equal to at least 50% of the aggregate repayment installments, fees, interest, financing costs and charges of the Term Facility for the next 12 months, into a Debt Service Reserve Account
At September 30, 2026, we had cash and cash equivalents of $396.8 million compared to $869.4 million at December 31, 2025. The decrease in the cash balance is primarily due to growth capital investment, share buybacks, repayments of the VAT Facility, dividend payments, income taxes paid, and cash restricted for the repayment of the Skouries Term Facility. These cash outflows are offset partly by cash generated from operating activities, drawdowns on the Credit Facility and Term Facility, VAT refunds as well as cash received on the acquisition of Foran. We expect that our working capital of $534.8 million as at September 30, 2026, together with expected future cash flows from operations and access to the Credit Facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at September 30, 2026 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt - Senior Credit Facility	$—	$—	$325.0	$—	$—	$—	$325.0
Debt - Project Financing Facility (1)	115.5	100.9	92.5	126.1	168.1	252.2	855.4
Debt - Sprott Credit Facility (1)	15.6	31.3	31.3	31.3	185.5	—	294.9
Debt - Equipment Finance Facility (1)	9.2	9.8	10.1	5.1	1.1	—	35.3
Debt - Government contributions (1)	0.7	0.6	—	—	—	6.0	7.2
Leases	10.5	4.5	2.8	1.5	1.4	3.9	24.6
(1)Does not include interest on debt.

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Quarterly Results

	2026	2026	2026	2025	2025	2025	2025	2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$511.9	$487.5	$532.4	$577.2	$434.7	$451.7	$355.2	$435.7
Net earnings from continuing operations (1,2)	118.0	172.8	136.4	252.3	56.5	139.0	72.0	108.2
Net (loss) earnings from discontinued operations (1,4)	—	—	—	(11.5)	(0.5)	(1.0)	0.4	(3.2)
Net earnings per share from continuing operations (1,2)
- basic	$0.45	$0.69	$0.69	$1.26	$0.28	$0.68	$0.35	$0.53
- diluted	$0.45	$0.68	$0.68	$1.25	$0.28	$0.67	$0.35	$0.52
Adjusted net earnings per share - basic (1,3)	$0.49	$0.54	$0.95	$0.63	$0.41	$0.44	$0.28	$0.62
(1)Attributable to shareholders of the Company.
(2)Amounts presented are from continuing operations only and exclude the Romania segment.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(4)Discontinued operations include the Romania segment for the years 2025 and 2024.
Revenue and net earnings from 2024 to Q3 2026 benefitted from increasing average realized gold prices. Part of this impact was offset by higher royalties as a result of the higher revenue and revised royalty rates that were enacted in Turkiye in mid-2025.
Adjusted net earnings(5) in Q3 2026 removes significant items that do not reflect our underlying performance, among other things, a $7.4 million loss on foreign exchange translation of deferred tax balances and a $4.0 million unrealized gain on derivative instruments.
Other significant adjustments from prior quarters include the following:
•Q2 2026 - a reversal of $116.6 million of unrealized losses on derivative instruments, a $97.6 million realized loss on gold and copper commodity swaps relating to the Term Facility, a $47.4 million gain on deferred tax due to changes in the Turkish corporate income tax rate, $13.1 million expense relating to acquisition and integration costs.
•Q1 2026 - a $18.3 million loss on foreign exchange translation of deferred tax balances, a $20.0 million unrealized loss on derivative instruments, and $7.7 million expense relating to acquisition costs.
•Q4 2025 - a deferred tax recovery of $104.2 million on the recognition of deferred tax assets and a $27.4 million unrealized gain on derivative instruments.
•Q3 2025 - an unrealized loss on derivative instruments of $22.2 million.
•Q2 2025 - a gain related to foreign exchange on deferred tax of $22.8 million and an unrealized gain on derivative instruments of $18.7 million.
•Q1 2025 - a deferred tax recovery of $73.5 million on the recognition of a deferred tax asset and a $63.4 million unrealized loss on derivative instruments.
•Q4 2024 - an unrealized gain of $10.2 million on derivative instruments and a $26.5 million loss on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
(5) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Outstanding Share Information

Common Shares Outstanding (1)
- as of September 30, 2026	261,556,941
- as of October 28, 2026	261,556,941
Share purchase options - as of October 28, 2026 (Weighted average exercise price per share: C$25.27)	2,325,630
Performance share units (2) - as of October 28, 2026	779,708
(1)Includes shares held in trust for restricted share units.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

34

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the performance of our gold mining operations and its ability to generate positive cash flow. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
We believe that our use of total cash costs per ounce sold and all-in sustaining costs per ounce sold will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, assessing our operating performance, and our ability to generate free cash flow from gold operations. Due to the capital-intensive nature of the industry and the long useful lives over which these assets are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine, and therefore we believe these measures are useful non-IFRS operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: gains or losses on derivatives, non-cash write-downs of assets; gains or losses on disposals of assets; costs associated with debt refinancing or redemptions; non-cash impairments or reversals of impairments; costs associated with mine closures; acquisition and integration costs; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	EBITDA is used as a basis to calculate adjusted EBITDA. We believe adjusted EBITDA is widely used by investors and analysts as a useful indicator of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. In addition to the items listed for Adjusted EBITDA, these may also include: losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; reassessment of prior year taxes and/or taxes otherwise not related to the current period; and other non-recurring tax expenses or recoveries. Although some of the items may be recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.

35

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), royalty payments, and costs allocated to by-products, but exclude pre-commercial production costs, depreciation and amortization, share based payments expenses and reclamation costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.
Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized exploration, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities, investments in associates and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries and McIlvenna Bay is a useful indicator of our ability to generate free cash flow from operations, prior to investment in Skouries and McIlvenna Bay.
Free cash flow excluding Skouries and McIlvenna Bay	Defined as free cash flow (defined above) adding back cash-basis capital additions and capitalized interest paid for the Skouries and McIlvenna Bay mines.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

36

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Earnings before income tax (1)	$209.4	$110.1	$683.3	$324.6
Depreciation and amortization (2)	59.2	63.3	168.3	190.4
Interest income	(2.5)	(8.6)	(15.6)	(25.8)
Finance costs	13.5	8.2	37.7	21.1
EBITDA	$279.6	$173.1	$873.7	$510.3
Realized loss on gold and copper derivative instruments	—	—	97.6	—
Unrealized (gain) loss on derivative instruments	(4.0)	22.2	(100.6)	66.8
Acquisition and integration costs	0.6	—	21.3	—
(Gain) loss on disposal of assets	(1.5)	0.4	(0.8)	(6.6)
Share of loss from associate	0.5	—	0.9	—
Loss on recognition of deferred consideration (3)	—	0.5	—	0.5
Adjusted EBITDA	$275.2	$196.3	$892.0	$571.1
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)Includes depreciation within general and administrative expenses.
(3)In Q3 2025, transaction costs of $0.5 million were recognized against the $60 million gain in Q3 2024 related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.

Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net earnings attributable to shareholders of the Company (1)	$118.0	$56.5	$427.2	$267.5
Loss (gain) on foreign exchange translation of deferred tax balances	7.4	3.7	41.5	(22.6)
Decrease (increase) in fair value of redemption option derivatives	3.7	(0.7)	11.0	(8.6)
Realized loss on gold and copper derivative instruments	—	—	97.6	—
Unrealized (gain) loss on derivative instruments	(4.0)	22.2	(100.6)	66.8
Acquisition and integration costs	0.6	—	21.3	—
Gain on deferred tax due to changes in tax rates	—	—	(47.4)	—
Tax recovery on recognition of deferred tax asset	—	—	—	(73.5)
Discount on sale of marketable securities	—	—	(0.1)	5.1
Gain on sale of mining licenses	—	—	—	(6.5)
Share of loss from associate	0.5	—	0.9	—
Loss on deferred consideration, net of tax (2)	—	0.5	—	0.5
Tax effect on adjustments	0.9	—	0.7	—
Total adjusted net earnings	$127.0	$82.3	$451.9	$228.8
Weighted average shares outstanding (thousands)	260,942	202,743	236,945	204,130
Adjusted net earnings per share ($/share)	$0.49	$0.41	$1.91	$1.12
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)In Q3 2025, transaction costs of $0.5 million were recognized against the $60 million gain in Q3 2024 related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Reconciliation of Total Cash Costs, Total Cash Cost per Ounce Sold, AISC, and AISC per Ounce Sold to Production Costs
Our reconciliation of total cash costs, total cash costs per ounce sold, AISC, and AISC per Ounce Sold to production costs, the most directly comparable IFRS measure, is presented below.
For the three months ended September 30, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate(3)	Total excluding McIlvenna Bay	McIlvenna Bay	Total
Direct operating costs	$49.6	$43.6	$21.4	$44.1	$—	$158.7	$9.8	$168.5
Transportation and selling costs	0.1	0.2	3.1	2.4	—	$5.9	1.3	$7.1
Inventory change (1)	(7.7)	2.5	(1.2)	1.5	—	($4.9)	(2.7)	($7.6)
Royalty expense	9.2	4.2	10.4	7.9	—	$31.8	—	$31.8
Production costs	$51.1	$50.5	$33.8	$56.0	$—	$191.4	$8.4	$199.8
Costs allocated to by-products	(1.6)	(0.7)	(3.1)	(36.2)	—	($41.7)
Treatment and refining costs (2)	—	—	—	1.3	—	$1.3
Total cash costs	$49.5	$49.8	$30.7	$21.1	$—	$151.1
Corporate & allocated G&A	—	—	—	—	13.0	$13.0
Exploration costs	—	0.2	—	—	—	$0.2
Reclamation costs and amortization	1.5	0.2	0.3	0.5	—	$2.5
Sustaining capital	9.2	29.4	5.8	7.6	—	$52.1
All-in sustaining costs	$60.3	$79.7	$36.8	$29.2	$13.0	$218.9
Gold oz sold	21,274	55,475	15,908	14,127	—	106,784	380	107,164
Total cash costs/oz	$2,328	$897	$1,928	$1,493	$—	$1,415
AISC/oz	$2,832	$1,436	$2,313	$2,067	$122	$2,050
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

38

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
For the nine months ended September 30, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate(3)	Total excluding McIlvenna Bay	McIlvenna Bay	Total
Direct operating costs	$140.0	$124.0	$65.1	$126.5	$—	$455.6	$9.8	$465.4
Transportation and selling costs	0.5	0.4	9.2	8.1	—	$18.1	1.3	$19.4
Inventory change (1)	(28.1)	2.2	(1.1)	2.1	—	($24.9)	(2.7)	($27.6)
Royalty expense	37.1	9.9	37.0	31.7	—	$115.7	—	$115.7
Production costs	$149.4	$136.5	$110.1	$168.4	$—	$564.4	$8.4	$572.8
Costs allocated to by-products	(6.5)	(3.0)	(10.6)	(101.5)	—	($121.7)
Treatment and refining costs (2)	—	—	—	3.3	—	$3.3
Total cash costs	$142.9	$133.4	$99.5	$70.1	$—	$446.0
Corporate & allocated G&A	—	—	—	—	38.5	$38.5
Exploration costs	—	0.7	—	—	—	$0.7
Reclamation costs and amortization	4.0	0.6	0.8	1.4	—	$6.9
Sustaining capital	18.3	65.7	16.1	19.9	—	$120.0
All-in sustaining costs	$165.3	$200.5	$116.5	$91.4	$38.5	$612.1
Gold oz sold	68,974	150,142	49,426	41,552	—	310,094	380	310,474
Total cash costs/oz	$2,072	$889	$2,013	$1,688	$—	$1,438
AISC/oz	$2,396	$1,335	$2,356	$2,199	$124	$1,974
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
For the three months ended September 30, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$43.5	$34.3	$19.5	$38.5	$—	$135.8
Transportation and selling costs	0.2	0.1	2.4	2.4	—	$5.1
Inventory change (1)	(5.8)	(0.3)	2.1	(1.5)	—	($5.5)
Royalty expense	12.3	1.8	8.2	6.4	—	$28.8
Production costs	$50.1	$36.0	$32.3	$45.8	$—	$164.1
Costs allocated to by-products	(1.3)	(0.7)	(2.4)	(22.7)	—	($27.0)
Treatment and refining costs (2)	—	—	0.6	1.6	—	$2.1
Total cash costs	$48.8	$35.3	$30.5	$24.6	$—	$139.3
Corporate & allocated G&A	(0.3)	—	0.3	—	15.1	$15.2
Exploration costs	—	0.6	—	—	—	$0.6
Reclamation costs and amortization	1.8	0.1	0.2	0.4	—	$2.4
Sustaining capital	7.3	19.2	4.9	6.9	—	$38.3
All-in sustaining costs	$57.6	$55.2	$35.9	$31.9	$15.1	$195.7
Gold oz sold	37,300	46,013	20,031	13,185	—	116,529
Total cash costs/oz	$1,309	$767	$1,522	$1,869	$—	$1,195
AISC/oz	$1,545	$1,199	$1,791	$2,421	$129	$1,679
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.
For the nine months ended September 30, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$126.4	$101.2	$56.9	$111.5	$—	$395.9
Transportation and selling costs	0.6	0.3	7.7	6.6	—	$15.2
Inventory change (1)	(12.8)	1.2	0.4	(5.0)	—	($16.2)
Royalty expense	36.2	5.1	20.4	17.9	—	$79.6
Production costs	$150.3	$107.9	$85.5	$130.9	$—	$474.6
Costs allocated to by-products	(4.2)	(1.6)	(5.7)	(56.9)	—	($68.4)
Treatment and refining costs (2)	—	—	2.5	4.5	—	$7.0
Total cash costs	$146.2	$106.2	$82.4	$78.5	$—	$413.2
Corporate & allocated G&A	0.4	—	1.0	—	38.6	$40.1
Exploration costs	—	1.0	—	—	—	$1.0
Reclamation costs and amortization	5.4	0.2	0.5	1.1	—	$7.3
Sustaining capital	16.0	67.3	14.3	17.6	—	$115.2
All-in sustaining costs	$168.0	$174.8	$98.1	$97.2	$38.6	$576.8
Gold oz sold	126,928	137,665	58,600	41,088	—	364,281
Total cash costs/oz	$1,152	$772	$1,405	$1,910	$—	$1,134
AISC/oz	$1,324	$1,270	$1,674	$2,367	$106	$1,583
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

40

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
General and administrative expenses (from consolidated statement of operations)	$11.2	$9.5	$34.5	$28.2
Add:
Share-based payments expense	3.8	6.8	10.2	15.3
Less:
Integration costs	—	—	(1.1)	—
Depreciation in general and administrative expenses	(0.4)	(0.5)	(1.4)	(1.4)
Business development	(0.7)	(0.2)	(1.8)	(0.8)
Development projects	(0.7)	(0.4)	(1.9)	(1.3)
Corporate and allocated general and administrative expenses per AISC	$13.0	$15.2	$38.5	$40.1

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Exploration and evaluation expense (from consolidated statement of operations) (1)	$17.1	$11.0	$41.4	$25.2
Add:
Capitalized exploration cost related to operating gold mines	0.2	0.6	0.7	1.0
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(17.1)	(11.0)	(41.4)	(25.2)
Exploration and evaluation costs per AISC	$0.2	$0.6	$0.7	$1.0
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.6	$1.5	$4.6	$4.4
Add:
Depreciation related to asset retirement obligation assets	1.2	1.1	3.1	3.5
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.4)	(0.2)	(0.9)	(0.7)
Reclamation costs and amortization per AISC	$2.5	$2.4	$6.9	$7.3
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

41

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Additions to property, plant and equipment (from segment note in the consolidated financial statements) (1)	$452.3	$255.6	$1,211.6	$669.8
Growth and development project capital investment - gold mines	(107.6)	(58.0)	(293.1)	(143.7)
Growth and development project capital investment - other	(288.4)	(159.5)	(787.5)	(408.0)
Sustaining capital exploration	(0.2)	(0.6)	(0.7)	(1.0)
Sustaining capitalized depreciation	(2.9)	—	(9.1)	—
Sustaining leases	(1.0)	0.8	(1.2)	(1.8)
Sustaining capital expenditure at operating gold mines	$52.1	$38.3	$120.0	$115.2
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended September 30, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$93.1	$—	($1.6)	$91.5	21,274	$4,301
Lamaque	239.7	—	(0.7)	239.0	55,475	4,308
Efemcukuru	72.8	—	(3.1)	69.6	15,908	4,376
Olympias	96.7	1.3	(36.2)	61.8	14,127	4,376
McIlvenna Bay	9.6	—	(8.0)	1.6	380	4,314
Total consolidated	$511.9	$1.3	($49.7)	$463.5	107,164	$4,326
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the nine months ended September 30, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$327.4	$—	($6.5)	$320.9	68,974	$4,653
Lamaque	682.7	—	(3.0)	679.7	150,142	4,527
Efemcukuru	228.2	—	(10.6)	217.5	49,426	4,401
Olympias	283.8	3.3	(101.5)	185.6	41,552	4,467
McIlvenna Bay	9.6	—	(8.0)	1.6	380	4,314
Total consolidated	$1,531.7	$3.3	($129.7)	$1,405.4	310,474	$4,527
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

42

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
For the three months ended September 30, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$130.5	$—	($1.3)	$129.2	37,300	$3,463
Lamaque	160.7	—	(0.7)	160.0	46,013	3,478
Efemcukuru	77.8	0.6	(2.4)	76.0	20,031	3,794
Olympias	65.8	1.6	(21.5)	45.8	13,185	3,473
Total consolidated	$434.7	$2.1	($25.9)	$411.0	116,529	$3,527
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the nine months ended September 30, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$410.1	$—	($4.2)	$405.9	126,928	$3,198
Lamaque	447.5	—	(1.6)	445.9	137,665	3,239
Efemcukuru	205.9	2.5	(5.7)	202.8	58,600	3,460
Olympias	178.2	4.5	(55.2)	127.4	41,088	3,102
Total consolidated	$1,241.7	$7.0	($66.7)	$1,182.0	364,281	$3,245
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

43

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Free Cash Flow and Free Cash Flow Excluding Skouries and McIlvenna Bay
Our reconciliations of free cash flow and free cash flow excluding Skouries and McIlvenna Bay to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net cash generated from operating activities (1)	$134.8	$170.2	$425.7	$458.8
Less: Cash used in investing activities	(495.7)	(212.1)	(1,087.1)	(434.1)
Less: Proceeds from sale of mining licenses	—	—	(2.0)	(2.5)
(Less) add: (Proceeds from sale) purchase of marketable securities	(0.3)	14.0	(37.4)	(141.1)
Less: Cash received from acquisition of subsidiary	—	—	(159.1)	—
Add: Cash settlement of gold and copper derivative instruments	97.6	—	97.6	—
Add: Acquisition and integration costs	0.6	—	21.3	—
Add: Purchase of investment in associate	—	—	14.7	—
Add: Increase in restricted cash	71.9	—	71.9	—
Less: Cash received from deferred consideration (2)	—	(59.5)	—	(59.5)
Free cash flow	($191.1)	($87.4)	($654.3)	($178.4)
Add: Skouries cash capital expenditures	205.9	155.9	622.6	356.2
Add: McIlvenna Bay cash capital expenditures	68.7	—	187.9	—
Add: Capitalized interest paid (3)	14.9	8.4	45.9	28.5
Free cash flow excluding Skouries and McIlvenna Bay	$98.3	$76.9	$202.1	$206.3
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)Deferred consideration received from G Mining Ventures of $60 million, net of transaction costs of $0.5 million.
(3)Includes interest from the Senior Notes, the Term Facility and the Sprott Credit Facility.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net cash generated from operating activities (1)	$134.8	$170.2	$425.7	$458.8
Add: Changes in non-cash working capital	114.0	13.3	113.3	63.2
Cash flow from operating activities before changes in working capital	$248.8	$183.5	$539.0	$522.0
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

44

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant financial and operational risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: commodity price risk; construction and development risks at the Skouries mine, the McIlvenna Bay mine and our other construction and development projects; changing political, economic and social conditions, including changes in governments, political systems or political dynamics, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks relating to production and processing; risks relating to our improvement projects; risks relating to our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; risks relating to prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables, including risks from volatility and inflationary pressures as a result from the ongoing international conflict in Iran; inflation risk; risks relating to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; risks relating to community relations, social license and our ability to obtain or maintain required permits; risks relating to environmental matters and environmental monitoring and reporting; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures, to deal with pre-existing mineralogical, topographical or predecessor activities on or near our sites and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; risks relating to permits, licenses and other authorizations, including our ability to obtain, maintain, and comply with the terms and conditions of such permits, licenses and other authorizations; risks relating to non-governmental organizations; reputational issues; risks relating to climate change, including risks relating to forest fires and water management; water collection, treatment and disposal operations at our mines, including the ability to manage unexpectedly large quantities of water; risk of spills or failure from our tailings operations (including circumstances beyond our control such as extreme weather, seismic events, prolonged droughts or heavy rainfall); environmental risks from our heap leaching operations, including hazardous materials management of our use of cyanide; risks relating to change of control, actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks relating to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; risks relating to our use of regulated substances; risks relating to acquisitions, including integration risks, and dispositions; risks relating to co-ownership of our properties; risks relating to volatility, volume fluctuations, and dilution risk in respect of our shares; competition risks; reliance on a limited number of smelters, refiners and off-takers, including risks related to accessibility, availability, proximity, and capacity of smelters, refiners and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; risks relating to total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (including availability of labour resources, including for construction, development and improvement activities, and labour productivity); and risks relating to employee/union relations, employee and contractor misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations; turnover and attrition rates of labour, and related impacts thereof; the unavailability of insurance; risks relating to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts, including counterparty risk; conflicts of interest; compliance with applicable laws, regulations, stock exchange rules and permitting requirements and the consequences of non-compliance, including suspension, substantial alteration or termination of our development activities or operations, monetary penalties or criminal proceedings in various jurisdictions; and risks relating to tariffs and other trade barriers. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026 adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2025, which risks are incorporated by reference in this MD&A.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2025 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

46

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitation on scope of design
On April 14, 2026, the Company completed the Foran Acquisition. As permitted under Section 3.3(1)(b) of National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows for an issuer to limit the design of Internal Controls over Financial Reporting and Disclosure Controls and Procedures to exclude a business that the issuer acquired not more than 365 days before the end of the reporting period, the Company has excluded the internal controls of Foran's entities from its assessment of the effectiveness of internal control over financial reporting because Foran was acquired not more than 365 days before the end of September 30, 2026. The Company is in the process of integrating Foran's operations and internal control framework and expects to include Foran’s entities in the scope of its internal control assessments in a future reporting period.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2025 and 2024. There have been no subsequent material changes to these significant judgements and accounting estimates.
Adoption of New Accounting Standards and Upcoming Changes
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024.
(a) Current adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2026:
•Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures.
There was no material impact on the Company's condensed consolidated financial statements from the adoption of these amendments.
(b) New Standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027)
In April 2024, the IASB issued IFRS 18 which will replace IAS 1 Presentation of Financial Statements. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined

47

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026 performance measures within the financial statements. We are currently assessing the detailed implications of applying the new standard on the financial statements and the following potential impacts have been identified based on our preliminary assessment:
•     Although the adoption of IFRS 18 will have no impact on net earnings from continuing operations, items of income and expenses in the Statements of Operations will be grouped into new categories resulting in new subtotals and/or line items being presented, including operating profit, and changes in how certain existing subtotals are calculated. Income from equity investees and interest income from cash and cash equivalents will be presented in the investing section of the Statements of Operations.
•     We do not expect there to be a significant change in the information that is currently disclosed in the notes to the financial statements; however, there will be new disclosures required for management-defined performance measures (MPM). An MPM is a subtotal of income and expenses that a company uses in public communications outside of its financial statements to convey an aspect of the financial performance of the company as a whole. We have performed an initial assessment of the performance measures that we currently use in our communications outside of the financial statements and believe that the following will meet the MPM definition: Adjusted net earnings, EBITDA and Adjusted EBITDA.
•     From a cash flow statement perspective, there will be changes to how interest received is presented. Interest received will be presented as investing cash flows, which is a change from the current presentation as part of operating cash flows. In addition, operating profit will be the starting point for determining cash flows from operating activities instead of net earnings from continuing operations.
We will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026 will be restated in accordance with IFRS 18.
Qualified Persons and Disclosure of Mineral Resources
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President and Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “estimate”, “expect”, "focus", “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, "working" or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: our beliefs and goals with respect to reserve growth and low-cost growth through discovery; our jurisdictional strategy; expected commercial production at McIlvenna Bay and Skouries in late Q4 2026; the payment of regular quarterly dividends under our dividend program, including the fourth quarter dividend payable date; continued Board service following retirement from management; the Company’s 2026 outlook, including revised production guidance and timing, production ranges by metal and material property, total cash costs per ounce sold, AISC per ounce sold, growth capital, sustaining capital, project capital and accelerated operational capital; efforts to deliver continuous improvements in workplace safety; expectations with respect to the Company’s material exposure to Pillar Two top-up taxes; with respect to Kisladag: expected production from higher-grade material stacked on the North Heap Leach Pad and timing thereof; our water management objectives; our evaluation of a pit shell and expected benefits thereof; expectations relating to life-of-mine optimization to be included in the Mineral Reserve and Mineral Resource update; expectations of an investment decision on additional screening and timing thereof; our expectations and progress of the whole ore agglomeration circuit, including expected benefits and commissioning and ramp-up in H1 2027; and our expectations of the mine optimization plan; with respect to Olympias: expected blending of stockpiled material during the fourth quarter and benefits thereof; completion of the 650 ktpa expansion, including the expected full plant shutdown in Q1 2027 and anticipated ramp-up to nameplate capacity in H1 2027; with respect to McIlvenna Bay: our expectations relating to life of mine, resource base and average annual production; operating and ramp-up activities, including optimization of operations and increasing throughput to full design capacity; our expectations of exploration and benefits thereof, including in the nearby Tesla Zone; inclusion of the inaugural Inferred Mineral Resource for Tesla in our annual Mineral Reserve and Mineral Resource update expected in Q4 2026; studies to evaluate material handling options and mill expansion, planned resource conversion drilling for Tesla, and an updated McIlvenna Bay Technical Report once studies and conversion drilling have been advanced; expected production amounts, operating costs and capital expenditures; expectations of a study to evaluate an expansion of the processing facility and incorporation of a silver-lead circuit, expected benefits thereof and conditions to future development; targeted commissioning of the silver-lead circuit in 2028 and the expansion in 2030; our view of the district-scale geological potential to deliver future satellite development opportunities, further expansion or a separate processing facility; and our exploration program, core scanning programs and geophysical surveys and expected benefits thereof; with respect to Skouries: our expectations relating to life of mine and average annual gold, copper and gold equivalent production; anticipated production volumes covered by concentrate agreements and additional counterparty agreements in process covering production through 2029; projected gold and copper production; our capital estimate and schedule, including project capital, accelerated operational capital and expected post-commercial-production capital expenditures; expected sources and sufficiency of funding; and expected progress on construction, commissioning, optimization and performance testing activities, including completion and operation of the thickeners, filter presses, tailings handling and waste management facilities and related infrastructure, and expected timing thereof; with respect to the Perama Hill Project: expected parameters of operations if developed; our expectation of consultation processes and expected benefits thereof; pending EIA approval; and expected work on feasibility and technical studies; exploration targets and projects; expected drawings and repayments under the VAT Facility and timing thereof; expected repayment schedule for the Term Facility; expected repayments under the Sprott Credit Facility and Equipment Finance Facility and timing thereof; expectations that working capital, together with expected future cash flows from operations and access to the Credit Facility, will be sufficient to support planned and foreseeable commitments for the next twelve months; expected vesting and redemption outcomes under our performance share units; integration of Foran’s operations and internal control framework and expected inclusion of Foran’s entities in future internal control assessments; critical accounting estimates and judgements; changes in accounting policies

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026 and standards, including expected implementation of IFRS 18; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries mine, the McIlvenna Bay mine and our other operating mines and development projects; the current or future price of gold, copper and other commodities; the availability of financing for our exploration, development and operating activities and our ability to access existing project funding and remain in compliance with all covenants and contractual commitments related thereto; the geopolitical, economic, permitting and legal climate that we operate in, including recent disruptions to shipping operations in the Strait of Hormuz and Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market; availability of labour resources, including for construction, development and improvement activities; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom; general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to develop, finalize and execute on our updated five-year strategic plan through 2030; acts of governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in; our ability to continue to make purchases under our normal course issuer bid and to pay dividends; the impact of acquisitions, dispositions, suspensions or delays on our business; our ability to manage and mitigate the risks associated with our use of technology and artificial intelligence; the expected vesting and redemption outcomes under our compensation securities; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the effectiveness of our hedging programs; and our ongoing relations with regulators, communities, and our partners.
More specifically, with respect to the Skouries mine and updates, we have made additional assumptions regarding: our ability to continue executing our plans relating to the Skouries mine on the estimated existing project timeline and consistent with the current planned project scope; labour productivity, rates, and expected hours; inflation rates; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries mine.
In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements or information contained in this MD&A are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; construction and development risks at the Skouries mine, the McIlvenna Bay mine and our other construction and development projects; changing political, economic and social conditions, including changes in governments, political systems or political dynamics, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks relating to production and

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026 processing; risks relating to our improvement projects; risks relating to our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; risks relating to prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables, including risks from volatility and inflationary pressures as a result from the ongoing international conflict in Iran; inflation risk; risks relating to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; risks relating to community relations, social license and our ability to obtain or maintain required permits; risks relating to environmental matters and environmental monitoring and reporting; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures, to deal with pre-existing mineralogical, topographical or predecessor activities on or near our sites and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; risks relating to permits, licenses and other authorizations, including our ability to obtain, maintain, and comply with the terms and conditions of such permits, licenses and other authorizations; risks relating to non-governmental organizations; reputational issues; risks relating to climate change, including risks relating to forest fires and water management; water collection, treatment and disposal operations at our mines, including the ability to manage unexpectedly large quantities of water; risk of spills or failure from our tailings operations (including circumstances beyond our control such as extreme weather, seismic events, prolonged droughts or heavy rainfall); environmental risks from our heap leaching operations, including hazardous materials management of our use of cyanide; risks relating to change of control or actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks relating to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; risks relating to our use of regulated substances; risks relating to acquisitions, including integration risks, and dispositions; risks relating to co-ownership of our properties; risks relating to volatility, volume fluctuations, and dilution risk in respect of our shares; competition risks; reliance on a limited number of smelters, refiners and off-takers, including risks related to accessibility, availability, proximity, and capacity of smelters, refiners and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; risks relating to total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (including availability of labour resources, including for construction, development and improvement activities, and labour productivity); and risks relating to employee/union relations, employee and contractor misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations; turnover and attrition rates of labour, and related impacts thereof; the unavailability of insurance; risks relating to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts, including counterparty risk; conflicts of interest; compliance with applicable laws, regulations, stock exchange rules and permitting requirements and the consequences of non-compliance, including suspension, substantial alteration or termination of our development activities or operations, monetary penalties or criminal proceedings in various jurisdictions; risks relating to tariffs and other trade barriers; and those risk factors discussed in the section titled “Managing Risk” above, as well as those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
With respect to the Skouries mine, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries mine which in turn may cause delays in the commencement of production and further increases to the costs of the Skouries mine. The specific risks, uncertainties and other factors include, among others: our ability to efficiently manage the transitions from construction to commissioning to operations; (including EPCM performance and owner team turn over); our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key

51

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026 inputs such as materials, power and fuel; risks related to any unanticipated critical equipment defects or failures during the commissioning and ramp-up of operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules, costs of any engineering rework and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and the impact of any vendor data errors; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyors, and water management infrastructure; the timely receipt of necessary permits and authorizations and our ability to comply with the terms of existing and future permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations including due to protests, non-routine regulatory inspections, road conditions, on site or labour unrest; unexpected inclement weather and climate events, including wildfires, short and long duration rainfall and floods and other extreme weather events and our site's ability to respond to those events; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries mine. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR/USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise. Financial information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and are not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR+ and EDGAR under our Company name. The reader is directed to carefully review such documents for a full understanding of the financial information summarized herein.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2026
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2025, a summary of which was published on November 26, 2025.

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